SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company – CVM nº 016390

Corporate Taxpayers’Registry (CNPJ/MF) 01.832.635/0001-18

Board of Trade (NIRE) 35.300.150.007

Av. Jurandir, 856, Lote 4, 1º andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (“Company”), pursuant to Law No. 6.404/76 and Normative Instruction No. 358/02, issued by Comissão de Valores Mobiliários (“CVM”), as amended, hereby informs its shareholders and the general market that on meeting held on January 12, 2012, was presented to the Board of Directors a work performed by the companies together with consultants McKinsey & Company and Bain & Company, regarding revisions and updates of the expected combined cost savings and revenue generating opportunities arising from the proposed combination between the Company and LAN SA ("LAN") and the consequent creation of LATAM Airlines Group SA ("LATAM") (hereinafter simply called "Operation").

According to this work, it is estimated that the combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time by between US$600 million and US$700 million, before depreciation and taxes, by the fourth full year following completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, which the companies announced in August 2010.

At the same meeting, the Board decided unanimously to approve the extension until 30 June 2012 the length of instruments called "Implementation Agreement" and "Exchange Offer Agreement" setting out the definitive terms and conditions of operation and whose signature was approved by the Board of Directors' meeting held on January 18, 2010.

São Paulo, January 12, 2012.
Líbano Miranda Barroso

Investors Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.